February 12, 2007

John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

RE: Comment letter of January 17, 2007

Dear Mr. Nolan,

This letter is in response to your comment letter of January 17, 2007 to Eagle Bancorp (“Eagle” or the “Company”). Eagle is the parent corporation of American Federal Savings Bank (the “Bank”), a federally chartered savings bank.

Attached is Exhibit A, which details information that was requested in your letter. I have also provided below a narrative discussing the two classes of investment, corporate debt obligations and corporate preferred stock.

Corporate Debt Obligations

The following items are detailed in Exhibit A: nature of the investment, including the issuer and terms; length of time and extent to which the market value has been less than cost; and credit ratings as of June 30, 2006 (and also December 31, 2006).

Eagle’s wholly owned bank subsidiary, as a federally chartered savings bank is limited under the Home Owners Loan Act of 1934 (“HOLA”) as to the nature of the corporate debt obligations which it may hold. Under HOLA, the regulations of the Office of Thrift Supervision (the “OTS”) provide that federal savings banks may only invest in corporate debt obligations in the four highest rating categories. The Bank’s investment policy reflects those requirements. All of the investments in the portfolio meet or exceed that credit rating. Further, the ratings are reviewed by an independent investment advisor throughout the year, which notifies the Bank if ratings are likely to change.

The Bank’s investment in corporate debt obligations provide liquidity and assist in managing the duration of its balance sheet. The securities have been purchased with remaining maturities of 5 years or less. Many of the corporate debt obligations currently in the portfolio were purchased when interest rates were near the low point of the interest rate cycle. The steadily rising interest rate environment since these securities were purchased has been the major contributor to their decline in market value. The current inversion of the interest rate yield curve has also prevented the securities’ market values from increasing as they have moved closer to maturity. However, since June 30, 2006 $3.0 million of the $15.5 million of corporate obligations have matured. The remaining securities will all mature in less than two and one half years and we do not anticipate any losses upon maturity.

The Company has carefully considered FSP 115-1 and SAB Topic 5.M. in connection with its investment in corporate debt obligations. The Company believes that in light of all of the evidence available to it, including remaining term to maturity, the high credit ratings and the monitoring of such ratings, and the federally mandated capital requirements of the OTS with respect to the Bank (the Bank is deemed “well-capitalized under OTS rules), that any decline in value in the form of unrealized losses is only temporary in nature. The Company also believes it has the intent and ability to hold the securities until the recovery of market value or the securities mature.

Corporate Preferred Stock

The following items are detailed in Exhibit A: nature of the investment, including the issuer and terms; length of time and extent to which the market value has been less than cost; and credit ratings as of June 30, 2006 (and also December 31, 2006).

As background, we believe it is important to note that the Bank (which is the owner of the securities in question) is prohibited under the HOLA from making investments in preferred stock except under certain narrow circumstances and for designated issuers. As a general matter, only securities of Government Sponsored Enterprises (“GSEs”), such as Fannie Mae and Freddie Mac, are among the few preferred stock issues eligible for investment by federal savings banks under the HOLA and the rules of the OTS. Federal savings banks have had a long history of investment in GSE securities and because of their understanding and experience in the role of GSEs with respect to housing. Nonetheless, the Bank’s policies and federal regulations require that the securities be highly rated. The preferred stock in which the Bank invested are “AA” rated and this conforms to the Bank’s policy.

The Bank’s investment in corporate preferred stock has been motivated primarily by two factors: the strong credit quality of the issuers and the attractive tax-equivalent yield, given the 70% dividend exclusion. Neither of these factors has changed. Fannie Mae and Freddie Mac continue to have credit ratings of “AA”, although over the past few years there has been much discussion over the accounting practices and possible change in the manner in which the GSEs are regulated. There has also been no change to tax law affecting the dividend exclusion.

The main factors affecting the market value of the Company’s preferred stock holdings have been: the unusual interest rate cycle experienced in recent years, the discussion in the media of the accounting problems at Fannie Mae and Freddie Mac, and the thinly-traded nature of the stock.

The Bank’s corporate preferred stock can be broken down into two categories: fixed rate coupon and floating rate coupon. Of the $1.8 million in preferred stock holdings, $800,000 has a fixed rate coupon. Of this, $200,000 is Fannie Mae preferred stock and $600,000 is Freddie Mac preferred stock. The coupon is fairly high, at 5.81%, which equates to a tax-equivalent rate of almost 8.00%. This high tax-equivalent yield has provided some protection against interest rate movements, and as recently as December 31, 2006 the Fannie Mae issue had a market value in excess of book value. The unusual nature of the current inverted yield curve, along with how long it has lasted (and is expected to last for at least a few more quarters) has undoubtedly had an effect on the market value of the fixed rate coupon preferred stock. The thinly-traded nature of the stock also has contributed to the difficulty in getting a precise measurement of the market value, especially during the height of concern over the agencies’ accounting problems.

The remaining $1 million of preferred stock holdings is a Freddie Mac floating rate issue. The coupon changes every two years, with the coupon set at the two year Treasury rate plus 10 basis points. The next rate change is scheduled for March 2007. This security has been affected by the timing of its resets in the recent interest rate cycle. Its first reset, in 2003, came almost at the lowest point in the interest rate cycle (near 40 year lows for Treasury rates). When interest rates began to increase, the market value of this issue was negatively impacted. When it reset again in 2005, interest rates had begun to rise, but expectations for continued interest rate hikes were prevalent. These expectations came into play when the market evaluated the length of time until the next reset, the issue’s current rate, and the expected amount of interest rate hikes over the next two years. Now in 2007, as the issue is about to be repriced at a higher coupon (expected to be approximately 5.00%), the inverted yield curve has come into play. The two year part of the yield curve is currently lower than the short end of the curve. Thus the market value will likely be depressed until the more “normal” steep yield curve returns, such as was the case when the securities were purchased in 2001. If as expected there is a reduction in short-term interest rates by the end of calendar year 2007, this would likely lead to the more normal steeper yield curve in 2008. The tax-equivalent yield on the floating rate preferred stock after the March 2007 reset will be approximately 6.75% to 7.00%. This return is well in excess of anything obtainable with an “AA” credit rating and compensates the Company for waiting for the recovery of market value.

The Company has carefully considered FSP 115-1 and SAB Topic 5.M. in connection with its investment in corporate preferred stock. The Company believes that in light of all of the evidence available to it, including the high credit ratings, the very small percentage of the portfolio which the preferred stock represents, the cyclical return to a more normal yield curve, and the federally mandated capital requirements of the OTS with respect to the Bank (the Bank is deemed “well-capitalized under OTS rules), that any decline in value in the form of unrealized losses is only temporary in nature. The Company also believes it has the intent and ability to hold the securities until the recovery of market value.

Conclusion

Regarding its holdings of corporate debt obligations, the Company has the intent and ability to retain its investment in the securities until maturity. This has been the case for previous corporate obligation holdings, and we will continue to use the corporates as part of the Bank’s “laddered maturities” within its investment portfolio. The financial condition and credit ratings of all the issuers in the Bank’s corporate holdings are strong with no expectations of downgrades. It is our opinion that the decline in market value is strictly related to the interest rate cycle. The strong, “well capitalized” capital position of the Company and its ability to access other sources of funding will allow it to hold the securities until the latest maturity (mid 2009), if needed.

Regarding the holdings of corporate preferred stock, the Company has the intent and ability to retain its investment in the securities until the recovery of market value, which should occur upon the cyclical return to a more normal steep yield curve. The financial condition and credit ratings of the issuers remains strong with no expectation of downgrades. The high tax-equivalent yield on the stock is a compensating factor in allowing the Company to retain its holdings. It is our opinion that the amount of these holdings is minimal in relation to the size of the Company, and the strong capital position of the Company and its ability to access other sources of funding allow it to hold the preferred stock until the recovery of market value.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, comments or need clarification on any points discussed in this letter, please feel free to contact me at (406) 457-4006.

Sincerely,

Peter J. Johnson
Executive Vice President and Chief Financial Officer

		Eagle Bancorp
		Exhibit A

Type	CUSIP	Description	Mat Date	Rate	Par Value	Book Value	Market Value	Gain/(Loss)	TE Yld	WAL
CORP	22237LLQ3	COUNTRYWIDE HOME FIXED NOTE	8/1/2006	5.500	1,000,000.00	1,002,442.77	999,853.20	(2,589.57)	2.5051	0.1667
CORP	893485AM4	TRANSAMERIC CRP FIXED NOTE	11/15/2006	6.750	1,000,000.00	1,014,123.04	1,003,136.68	(10,986.36)	2.8900	0.7444
CORP	369622DG7	GENL ELEC CAP FIXED NOTE	12/1/2006	7.875	500,000.00	510,074.86	504,837.68	(5,237.18)	2.9600	0.8333
CORP	66938FJS4	NORWEST CORP FIXED NOTE	12/1/2006	6.550	500,000.00	507,104.02	501,997.99	(5,106.03)	3.0801	0.8389
CORP	07785HCZ9	BELL ATLANT FIXED NOTE	3/15/2007	7.600	1,000,000.00	1,032,180.71	1,012,101.48	(20,079.23)	2.9481	0.7056
CORP	22541LAD5	CRED SUIS FB USA FIXED NOTE	4/15/2007	5.750	500,000.00	508,366.32	500,252.68	(8,113.64)	3.5720	0.7889
CORP	059438AJ0	BANC ONE CORP FIXED NOTE	5/1/2007	7.600	1,000,000.00	1,035,833.16	1,012,929.14	(22,904.02)	3.1999	0.8333
CORP	66938FJT2	NORWEST CORP FIXED NOTE	6/15/2007	6.750	500,000.00	516,563.36	505,384.07	(11,179.29)	3.2000	0.9556
CORP	073902BV9	BEAR STEARNS CO FIXED NOTE	8/15/2007	7.800	1,000,000.00	1,047,534.40	1,022,932.69	(24,601.71)	3.4400	1.1222
CORP	125581AC2	CIT GROUP INC FIXED NOTE	9/25/2007	5.750	500,000.00	513,433.79	500,766.44	(12,667.35)	3.5000	1.2333
CORP	073902BG2	BEAR STEARNS CO FIXED NOTE	12/15/2007	6.750	500,000.00	524,381.12	506,416.03	(17,965.09)	3.2900	1.4556
CORP	441812KC7	HOUSEHOLD FIN CO FIXED NOTE	1/15/2008	4.625	1,000,000.00	1,015,496.85	984,491.92	(31,004.93)	3.5800	1.5389
CORP	590188ES3	MERRILL LYNCH FIXED NOTE	4/27/2008	7.000	1,000,000.00	1,064,847.14	1,021,830.61	(43,016.53)	3.3002	1.8222
CORP	338915AL5	FLEET FINL GROUP FIXED NOTE	5/15/2008	6.375	1,000,000.00	1,052,839.41	1,011,772.13	(41,067.28)	3.4340	1.8722
CORP	257661AF5	DONALDSON LUFKIN FIXED NOTE	6/1/2008	6.500	1,000,000.00	1,057,393.52	1,013,040.05	(44,353.47)	3.3802	1.9167
CORP	163714AF5	CHEMICAL BANK CORP FIXED NOTE	8/15/2008	6.700	1,000,000.00	1,065,040.78	1,018,077.66	(46,963.12)	3.4910	2.1222
CORP	110122AJ7	BRISTOL-MYER SQB FIXED NOTE	8/15/2008	4.000	1,000,000.00	1,000,748.36	966,468.51	(34,279.85)	3.9611	2.1222
CORP	61688AAX6	MORGAN JP & CO FIXED NOTE	1/15/2009	6.000	500,000.00	521,081.41	503,702.20	(17,379.21)	4.2301	2.5389
CORP	066050CP8	BANKAMERICA CORP FIXED NOTE	3/1/2009	7.125	500,000.00	537,015.45	515,502.85	(21,512.60)	4.1600	2.6667
CORP	38141GAA2	GOLDMAN SACHS GP FIXED NOTE	5/15/2009	6.650	500,000.00	532,175.08	511,860.80	(20,314.28)	4.2441	2.8722
					15,500,000.00	16,058,675.55	15,617,354.81	(441,320.74)

PDRD	313586885	FNMA PREFERRED STOCK		5.810	200,000.00	200,000.00	185,118.61	(14,881.39)	5.8100	24.4972
PDRD	313400889	FHLMC PREFERRED STOCK		5.810	600,000.00	600,000.00	553,195.84	(46,804.16)	5.8100	24.4972
PDRD	313400780	FHLMC PREFERRED STOCK		3.930	500,000.00	500,000.00	419,727.08	(80,272.92)	3.9089	0.75
PDRD	313400780	FHLMC PREFERRED STOCK		3.930	500,000.00	500,000.00	419,727.08	(80,272.92)	3.9089	0.75
					1,800,000.00	1,800,000.00	1,577,768.61	(222,231.39)

	Eagle Bancorp Exhibit A (con't)

							12/31/2006		6/30/2006
Type	CUSIP	Month Val. Became < Cost	Highest Loss as % of book val.	Intent to Sell	Still in Portfolio as of 1/18/07	Ability to hold in Portfolio	Moody's Rating	S&P Rating	Moody's Rating	S&P Rating
CORP	22237LLQ3	4/04	2.07%	No	No	Yes	matured	matured	A3	A
CORP	893485AM4	4/04	2.27%	No	No	Yes	matured	matured	A3	A+
CORP	369622DG7	11/04	1.78%	No	No	Yes	matured	matured	Aaa	AAA
CORP	66938FJS4	11/04	1.88%	No	No	Yes	matured	matured	Aa1	AA/*+
CORP	07785HCZ9	4/04	2.41%	No	Yes	Yes	A3	A	A3	A
CORP	22541LAD5	2/05	1.61%	No	Yes	Yes	Aa3	AA-	Aa3	AA-
CORP	059438AJ0	11/04	2.21%	No	Yes	Yes	A1	A /*+	A1	A
CORP	66938FJT2	11/04	2.27%	No	Yes	Yes	Aa1	AA /*+	Aa1	AA
CORP	073902BV9	11/04	2.35%	No	Yes	Yes	A1	A+	A1	A
CORP	125581AC2	11/04	2.48%	No	Yes	Yes	A2	A	A2	A
CORP	073902BG2	4/04	3.43%	No	Yes	Yes	A1	A+	A1	A
CORP	441812KC7	11/04	3.05%	No	Yes	Yes	Aa3	AA-	Aa3	AA-
CORP	590188ES3	4/04	4.04%	No	Yes	Yes	Aa3	AA-	Aa3	A+
CORP	338915AL5	11/04	3.90%	No	Yes	Yes	Aa3	A+ /*+	Aa3	A+
CORP	257661AF5	4/04	4.19%	No	Yes	Yes	Aa3	AA-	Aa3	AA-
CORP	163714AF5	4/04	4.41%	No	Yes	Yes	Aa3	A+ /*+	Aa3	A+
CORP	110122AJ7	2/05	3.43%	No	Yes	Yes	A2	A+	A1	A+
CORP	61688AAX6	2/05	3.34%	No	Yes	Yes	A1	A /*+	A1	A
CORP	066050CP8	7/05	4.01%	No	Yes	Yes	Aa3	A+ /*+	Aa3	A+
CORP	38141GAA2	7/05	3.82%	No	Yes	Yes	Aa3	AA-	Aa3	A+

PDRD	313586885	11/04	8.03%	No	Yes	Yes	Aa3	AA-	Aa3	AA-/*-
PDRD	313400889	3/05	10.71%	No	Yes	Yes	Aa3	#N/A N.A.	Aa3	#N/A N.A.
PDRD	313400780	4/02	24.30%	No	Yes	Yes	Aa3	AA-	Aa3	AA-
PDRD	313400780	4/02	24.30%	No	Yes	Yes	Aa3	AA-	Aa3	AA-